UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Vivus, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

928551100

(CUSIP Number)

Michael A. Schwartz, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue, New York, NY 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial LP 11-3694008
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) PN

Page 2 of 11 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Financial GP LLC 11-3694007
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) OO

Page 3 of 11 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Fund V LP 98-1034191
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,250,337
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,250,337
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,250,337
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) PN

Page 4 of 11 pages

CUSIP No. 928551100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). QVT Associates GP LLC 01-0798253
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,346,697
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,346,697
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,346,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 8.3%
14.	Type of Reporting Person (See Instructions) OO

Page 5 of 11 pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the “Common Stock”), of Vivus, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1172 Castro Street, Mountain View, California 94040, United States.

Item 2.	Identity and Background

(a)-(c) This Schedule 13D is filed by QVT Financial LP, a Delaware limited partnership (“QVT Financial”), QVT Financial GP LLC, a Delaware limited liability company, QVT Fund V LP, a Cayman Islands limited partnership, and QVT Associates GP LLC, a Delaware limited liability company (collectively, the “Reporting Persons”).

The principal executive offices of QVT Financial, QVT Financial GP LLC and QVT Associates GP LLC are located at 1177 Avenue of the Americas, 9th Floor, New York, New York 10036. QVT Financial GP LLC is the general partner of QVT Financial, and as such may be deemed to beneficially own the shares of Common Stock reported as beneficially owned by QVT Financial. QVT Financial’s principal business is investment management, and it acts as the investment manager for QVT Fund IV LP, QVT Fund V LP and Quintessence Fund L.P. (collectively, the “Funds”), which directly own shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds. QVT Associates GP LLC, as general partner of the Funds, may also be deemed to beneficially own the shares of Common Stock reported as beneficially owned by the Funds.

Daniel Gold, Nicholas Brumm, Arthur Chu and Tracy Fu are the managing members of QVT Financial GP LLC and QVT Associates GP LLC. Messrs. Gold, Brumm, Chu and Fu are referred to collectively herein as the “Covered Persons.” The business addresses and principal occupations of each of the Covered Persons are set forth in Appendix A attached hereto, which is incorporated herein by reference. The business address of each Covered Person is also the address of the principal employer of such Covered Person.

(d) During the last five years, none of the Reporting Persons nor any of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e) During the last five years, none of the Reporting Persons nor any of the Covered Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Covered Persons is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The Funds collectively paid from their respective working capital an aggregate of approximately $58 million for the 8,346,697 shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by them for investment purposes in the ordinary course of their businesses. The Reporting Persons are filing this Schedule 13D because, as of November 14, 2012, the Reporting Persons have determined that they may no longer beneficially own such shares of Common Stock without any purpose or effect of changing or influencing control of the Issuer.

In connection with their continued monitoring of their investment in the Common Stock, representatives of the Reporting Persons (“QVT”) had planned to meet with Leland F. Wilson, chief executive officer of the Issuer, on November 14, 2012, following the Issuer’s announcement on November 6, 2012, of its results for the quarter ended September 30, 2012. Accordingly, on November 14, 2012, QVT met with Mr. Wilson and had a constructive discussion with him about, among other things, the Issuer’s publicly disclosed plans for Qsymia and QVT’s concerns as to the Issuer’s approach to marketing that drug arising in part from the Issuer’s results for the quarter. Based on those concerns, QVT expressed its opinion that shareholder value would be better served by a sale of the Issuer, rather than by having the Issuer continue to market Qsymia. QVT also inquired about a representative of QVT being appointed to the Board. The meeting ended cordially and, in response to a request by QVT, Mr. Wilson agreed to facilitate discussions in the very near future between QVT and members of the Board to discuss these critical matters.

Page 6 of 11 pages

The Reporting Persons expect to review on a continuing basis their investment in the Common Stock and the Issuer’s business, affairs, operations, financial position, capital needs, governance, management, strategy and future plans. As part of their review, they may from time to time engage in discussions or otherwise communicate about such matters with others, including, without limitation, members of the Board, management or representatives of the Issuer, other shareholders of the Issuer and other relevant parties. Based on such review and any such communications, as well as general economic, market and industry conditions and prospects existing at the time, the Reporting Persons may, subject to any then existing legal or contractual limitations: (a) purchase additional shares of Common Stock, warrants, options or related derivatives in the open market, in privately negotiated transactions or otherwise; (b) sell all or a portion of the Shares of Common Stock, warrants, options or related derivatives now beneficially owned or hereafter acquired by them; (c) enter into and/or dispose of certain derivative transactions with one or more counterparties and/or (d) to the extent permitted by applicable laws, borrow securities, including the Common Stock, for the purpose of effecting, and effect, short sale transactions, and purchase securities for the purpose of closing out short positions in such securities. In addition, the Reporting Persons may evaluate, discuss and/or take action with respect to plans or proposals that could relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so. None of the Reporting Persons is obligated to take or refrain from taking any action with respect to any plans or proposals that the Reporting Persons may evaluate, discuss or determine to pursue. Accordingly, the Reporting Persons reserve the right to revise their plans or intentions at any time and to take any and all action that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments regarding or affecting the Issuer and the general business and future prospects of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

All percentages referred to on the cover pages are determined using a denominator of 100,588,350 shares of Common Stock issued and outstanding as of October 26, 2012, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 6, 2012.

QVT Financial LP (“QVT Financial”) is the investment manager for QVT Fund IV LP, which beneficially owns 1,075,286 shares of Common Stock, QVT Fund V LP, which beneficially owns 6,250,337 shares of Common Stock and for Quintessence Fund L.P., which beneficially owns 1,021,074 shares of Common Stock. QVT Financial has the power to direct the vote and disposition of the Common Stock held by each of the Funds. Accordingly, QVT Financial may be deemed to be the beneficial owner of an aggregate amount of 8,346,697 shares of Common Stock, consisting of the shares of Common Stock owned by the Funds.

QVT Financial GP LLC, as general partner of QVT Financial, may be deemed to beneficially own the same number of shares of Common Stock reported by QVT Financial. QVT Associates GP LLC, as general partner of the Funds, may be deemed to beneficially own the aggregate number of shares of Common Stock owned by the Funds, and accordingly, QVT Associates GP LLC may be deemed to be the beneficial owner of an aggregate amount of 8,346,697 shares of Common Stock.

Each of the Covered Persons, each of whom is a managing member of QVT Financial GP LLC and QVT Associates GP LLC, expressly disclaims beneficial ownership of the Common Stock reported herein as beneficially owned by the Reporting Persons.

Page 7 of 11 pages

(c) The reported share amounts for the Reporting Persons reflect amounts as of November 15, 2012. The Funds have effected the following transactions in the Common Stock during the past 60 days:

•	The Funds sold 46,187 shares of Common Stock (including 34,907 by QVT Fund V LP) in the open market on September 21, 2012 at a price of $21.00.

•	The Funds sold 170,000 shares of Common Stock (including 128,481 by QVT Fund V LP) in the open market on September 21, 2012 at a price of $20.86.

•	The Funds sold 100,000 shares of Common Stock (including 75,577 by QVT Fund V LP) in the open market on September 21, 2012 at a price of $20.90.

•	The Funds sold 100,000 shares of Common Stock (including 75,576 by QVT Fund V LP) in the open market on September 24, 2012 at a price of $20.62.

•	The Funds sold 100,000 shares of Common Stock (including 75,577 by QVT Fund V LP) in the open market on September 24, 2012 at a price of $19.10.

•	The Funds sold 54,000 shares of Common Stock (including 40,812 by QVT Fund V LP) in the open market on September 24, 2012 at a price of $19.39.

•	The Funds sold 24,800 shares of Common Stock (including 18,744 by QVT Fund V LP) in the open market on September 24, 2012 at a price of $20.51.

•	The Funds sold 32,400 shares of Common Stock (including 24,488 by QVT Fund V LP) in the open market on September 25, 2012 at a price of $19.28.

•	The Funds sold 200 shares of Common Stock (including 153 by QVT Fund V LP) in the open market on October 5, 2012 at a price of $19.25.

•	The Funds sold 180,238 shares of Common Stock (including 136,218 by QVT Fund V LP) in the open market on October 8, 2012 at a price of $20.49.

•	The Funds sold 79,000 shares of Common Stock (including 59,705 by QVT Fund V LP) in the open market on November 2, 2012 at a price of $14.92.

•	The Funds sold 75,000 shares of Common Stock (including 56,682 by QVT Fund V LP) in the open market on November 5, 2012 at a price of $14.83.

•	The Funds sold 100,000 shares of Common Stock (including 75,577 by QVT Fund V LP) in the open market on November 5, 2012 at a price of $14.69.

•	The Funds sold 100,000 shares of Common Stock (including 75,577 by QVT Fund V LP) in the open market on November 5, 2012 at a price of $14.78.

•	The Funds sold 200,000 shares of Common Stock (including 151,153 by QVT Fund V LP) in the open market on November 5, 2012 at a price of $14.79.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 - Agreement regarding Joint Filing of Schedule 13D

Page 8 of 11 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2012

QVT FINANCIAL LP			QVT FUND V LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Nicholas Brumm		By:	/s/ Nicholas Brumm
	Name:	Nicholas Brumm		Name:	Nicholas Brumm
	Title:	Managing Member		Title:	Managing Member

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Nicholas Brumm		By:	/s/ Nicholas Brumm
	Name:	Nicholas Brumm		Name:	Nicholas Brumm
	Title:	Managing Member		Title:	Managing Member

Page 9 of 11 pages

Exhibit 1

Agreement of Joint Filing

Pursuant to 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated: November 15, 2012

QVT FINANCIAL LP			QVT FUND V LP

By:	QVT Financial GP LLC, its General Partner		By:	QVT Associates GP LLC, its General Partner

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Nicholas Brumm		By:	/s/ Nicholas Brumm
	Name:	Nicholas Brumm		Name:	Nicholas Brumm
	Title:	Managing Member		Title:	Managing Member

QVT FINANCIAL GP LLC			QVT ASSOCIATES GP LLC

By:	/s/ Daniel Gold		By:	/s/ Daniel Gold
	Name:	Daniel Gold		Name:	Daniel Gold
	Title:	Managing Member		Title:	Managing Member

By:	/s/ Nicholas Brumm		By:	/s/ Nicholas Brumm
	Name:	Nicholas Brumm		Name:	Nicholas Brumm
	Title:	Managing Member		Title:	Managing Member

Page 10 of 11 pages

Appendix A

Covered Persons

Name of Covered Person	Principal Business Address	Principal Occupation

Daniel Gold	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Nicholas Brumm	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Arthur Chu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Tracy Fu	QVT Financial LP 1177 Avenue of the Americas, 9th Floor New York, New York 10036	Investment Management

Page 11 of 11 pages